Exhibit 99.4

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 March 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 60.65 pence per share under the Cable & Wireless Share Purchase Plan:-

Graham Wallace – 206 Ordinary Shares
Adrian Chamberlain – 165 Ordinary Shares
Robert Lerwill – 206 Ordinary Shares